Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

DIALOGIC TO CONTINUE WITH SOFTWARE LICENSE
BUT DOES NOT EXERCISE FULLY PAID UP OPTION

LIGHTNING ROD TO TERMINATE SUBSTANTIALLY ALL
REMAINING EMPLOYEES EFFECTIVE AUGUST 31, 2001

MINNEAPOLIS—AUGUST 1—Lightning Rod Software, Inc. (Nasdaq:  LROD), today announced that Dialogic Corporation, an Intel company, will not exercise an option to acquire a fully paid up software license but will continue with its license for the Company's software pursuant to a Software License Agreement dated February 16, 2001.  The Software License Agreement requires Dialogic to pay royalties to Lightning Rod based on sales of the Licensed Software.  The Company believes that potential royalties under this Agreement could be significant depending on Dialogic's success with the continued development and marketing of the Licensed Software.  However, the amount, if any, and timing of such royalties is impossible to determine at this time and may never result in any meaningful value to the Company or its shareholders.  As previously disclosed, the Company’s ability to continue any significant operations was dependent on receipt of the $2 million the Company would have received if Dialogic had exercised its option to acquire a fully paid-up license to the Company’s software.  Consequently, the Company does not have resources needed to continue its current, limited operations and has decided to cease all significant business operations and has taken action to terminate substantially all remaining employees effective August 31, 2001.  Issues relating to the Company's existence after August 31, including its ability to continue preparing on a regular basis public company reports and filings, are being considered and will be the subject of a later release.

About Lightning Rod Software

Lightning Rod Software (www.lightrodsoft.com), based in Minneapolis, Minnesota, is a developer of multi-channel, real-time customer sales and loyalty solutions for e-businesses such as e-tail site www.estyle.com and online trading site www.stockwalk.com.  In addition to these markets, the company provides customer interaction and online loyalty solutions for online financial services, e-service bureaus, online entertainment and other industries. Its customers also include Invacare Supply Group, Gage Marketing Group, and State Capital Credit Union.  Lightning Rod is a Microsoft Certified Solutions Provider (MSFT) (www.microsoft.com), Dialogic Strategic Partner (www.intel.com), and member of the CT Media Value Network.

Forward-Looking Statements

This news release contains forward-looking statements based on management's current expectations, beliefs, estimates, assumptions, and projections.  For purposes of the Private Securities Reform Act of 1995, all such statements about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures, and financial results are forward-looking statements.  Words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions may identify some of the forward-looking statements.  Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of risks, uncertainties, and other factors, many of which are outside of Lightning Rod Software's control, that could cause actual results and the timing of certain events to differ materially from such statements.  For a more detailed description of the factors that could cause such differences, please see Lightning Rod Software's filings with the Security and Exchange Commission.  Lightning Rod Software disclaims any intention or obligation to update or revise any forward-looking statements whether the result of new information, future events, or otherwise.

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CONTACT

Lightning Rod Software, Scott Bruflodt, Controller, (952) 837-4042,
scott.bruflodt@lightrodsoft.com.